COMMERCE CENTER
BAKER	SUITE 1000
DONELSON	211 COMMERCE STREET
BEARMAN, CALDWELL	NASHVILLE, TENNESSEE 37201
&BERKOWITZ, PC	PHONE: 615-726-5600
FAX: 615-726-0464
MAILING ADDRESS:
P. O. BOX 190613
NASHVILLE, TENNESSEE 37219

www.bakerdonelson.com

Gary M. Brown
Direct Dial: (615) 726-5763
Direct Fax: (615) 744-5763
E-Mail Address: gbrown@bakerdonelson.com

August 4, 2008

VIA EDGAR CORRESPONDENCE FILING
Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prestige Brands Holdings, Inc.
Registration Statement on Form S-3
Amendment No. 1 Filed June 16, 2008
File No. 333-139702

Dear Mr. Riedler:

We have received your comment letter dated June 17, 2008, regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-139702) of Prestige Brands Holdings, Inc. (the “Company”) filed with the Commission on June 16, 2008 (the “Registration Statement”).

For your convenience, we have included the Staff’s comments in italics before our responses.

Selling Stockholders, page 5

Comment 1. Please revise the disclosure to indicate the number of shares owned by each affiliated entity.

Comment 2. Please identify the natural person with voting or investment control over the securities owned by each selling shareholder.

Response:

In conversations with the Staff, we were advised that we could address these comments in a 430B prospectus rather than filing an additional amendment to the Registration Statement.

Accordingly, we propose to include the following disclosure requested in Comments 1 and 2 in a Rule 430B prospectus to be filed once the Registration Statement is declared effective:

The number of shares of the Company’s common stock owned by each of the affiliated GTCR entities is as follows:

Shares of
Affiliated Entity	Common Stock

GTCR FUND VIII, L.P.	12,347,774
GTCR FUND VIII/B, L.P.	2,166,976
GTCR CO-INVEST II, L.P.	65,904
GTCR CAPITAL PARTNERS, L.P.	393,131

David A. Donnini, one of our directors, has voting or investment control over the securities owned by each selling stockholder.

Comment:

Incorporation of Documents by Reference, page 8

Comment 3. We note you have incorporated by reference your Form 10-K. We also note that the information requested by part III of the Form 10-K is incorporated by reference from the definitive proxy statement that has not yet been filed. Prior to effectiveness, you must either file the definitive proxy statement or include the requested officer and director information in the Form 10-K or registration statement.

Response:

The Company’s definitive proxy statement was filed with the Commission on June 27, 2008.

Should you have any additional requests or questions, please do not hesitate to contact me at the contact information listed above.

Note that we have contemporaneously filed herewith a request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/Gary M. Brown
Gary M. Brown